UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

KALA PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

483119202

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Mark Iwicki Chief Executive Officer Kala Pharmaceuticals, Inc. 1167 Massachusetts Avenue Arlington, MA 02476 (781) 996-5252

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John Martini, Esq. Holland & Knight LLP 2929 Arch Street, Suite 800 Philadelphia, PA 19104 (215) 252-9600	Eric L. Trachtenberg General Counsel, Chief Compliance Officer and Corporate Secretary Kala Pharmaceuticals, Inc. 1167 Massachusetts Avenue Arlington, MA 02476 (781) 996-5252

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by Kala Pharmaceuticals, Inc., a Delaware corporation (“KALA” or the “Company”), to exchange (the “Option Exchange Program”) certain outstanding options (the “Eligible Options”) to purchase shares of the Company’s common stock, whether vested or unvested, that (i) as of April 25, 2023, had a weighted average exercise price of $256.07 and a weighted remaining term of 6.35 years under the Company’s 2009 Employee, Director and Consultant Equity Incentive Plan (the “2009 Plan”), its 2017 Equity Incentive Plan (the “2017 Plan”), and inducement awards granted to certain newly hired employees in accordance with Nasdaq Listing Rule 5635(c)(4) (“inducement awards”), and (ii) are held by an Eligible Holders (as defined below) of KALA, for newly issued restricted stock units (“RSUs”).

An “Eligible Holder” refers to executive officers, other employees, and non-employee directors that are employed on the commencement date of the exchange period, remain employed on the Grant Date (as defined below), and hold options eligible to participate in the Option Exchange Program (“Eligible Options”). The Eligible Options which are actually surrendered for exchange in the Option Exchange Program are referred to below as the “Tendered Options.” The new RSUs granted in exchange for the Tendered Options, which will be subject to vesting requirements, are referred to as the “Replacement RSUs.” The Replacement RSUs will be granted immediately following the closing of the exchange period (the “Grant Date”).

Eligible Options may be exchanged for the same number of RSUs upon the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated May 1, 2023 (the “Offering Memorandum”), attached hereto as Exhibit (a)(1)(A); (ii) the Announcement Email to Eligible Holders, attached hereto as Exhibit (a)(1)(B); and (iii) the Election Form, attached hereto as Exhibit (a)(1)(C). The following disclosure materials also were or may be made available to Eligible Holders: (i) the Notice of Withdrawal of Election Form, attached hereto as Exhibit (a)(1)(D); (ii) the Form of Email Confirming Receipt of Election Form, attached hereto as Exhibit (a)(1)(E); (iii) the Form of Email Confirming Receipt of Notice of Withdrawal of Election Form, attached hereto as Exhibit (a)(1)(F); (iv) the Form of Reminder Email to Eligible Holders Regarding the Expiration of the Exchange Offer, attached hereto as Exhibit (a)(1)(G); (v) the Form of Email to Eligible Holders Confirming Acceptance of Eligible Options, attached hereto as Exhibit (a)(1)(H); (vi) the Form of Email Notice Regarding Rejection of Options for Exchange, attached hereto as Exhibit (a)(1)(I); (vii) the Form of Email Notice Regarding Expiration of Offer Period, attached hereto as Exhibit (a)(1)(J); and (viii) the Employee Presentation, attached hereto as Exhibit (a)(1)(K). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.”

The information in the Disclosure Documents, including all schedules and exhibits to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offering Memorandum, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)                Name and Address. KALA is the issuer of the securities subject to the Option Exchange Program. The address of the Company’s principal executive office is 1167 Massachusetts Avenue, Arlington, MA 02476, and the telephone number at that address is (781) 996-5252.

(b)                Securities. The subject class of securities consists of the Eligible Options. As of April 25, 2023, there were 194,725 total stock options outstanding under the 2009 Plan, 2017 Plan, and various inducement grants, of which 184,309 are Eligible Options as described herein. The actual number of shares of common stock subject to the RSUs to be issued in the Option Exchange Program will depend on the number of shares of common stock subject to the unexercised options tendered by Eligible Holders that are accepted for exchange and cancelled. The information set forth in the Offering Memorandum under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Option Exchange Program,” and the sections under the caption “The Offer” titled “2. Number of RSUs; expiration date,” “6. Acceptance of options for exchange and issuance of RSUs,” and “9. Source and amount of consideration; terms of RSUs” is incorporated herein by reference.

(c)                 Trading Market and Price. The information set forth in the Offering Memorandum under the caption “The Offer” titled “8. Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)                Name and Address. The filing person is the Company. The information set forth under Item 2(a) above is incorporated by reference. Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offering Memorandum is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)                Material Terms. The information set forth in the section of the Offering Memorandum under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “1. Eligibility,” “2. Number of RSUs; expiration date,” “3. Purposes of the offer,” “4. Procedures for electing to exchange options,” “5. Withdrawal rights and change of election,” “6. Acceptance of options for exchange and issuance of RSUs,” “7. Conditions of the Offer,” “8. Price range of shares underlying the options,” “9. Source and amount of consideration; terms of RSUs,” “12. Status of options acquired by us in the Offer; accounting consequences of the Offer,” “13. Legal matters; regulatory approvals,” “14. Material income tax consequences,” “15. Extension of Offer; termination; amendment” and Election Terms & Conditions from the Election Form at Exhibit (a)(1)(C) attached to the Offering Memorandum is incorporated herein by reference.

(b)                Purchases. The information set forth in the section of the Offering Memorandum under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(a)                Agreements Involving the Subject Company’s Securities. The information set forth in the section of the Offering Memorandum under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. The Company’s equity plans and related agreements are incorporated herein by reference hereto as Exhibits (d)(1)-(10). Other than ordinary course arrangements with respect to equity compensation, the Company is not a party to any agreements with its executive officers, directors or affiliates.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)                Purposes. The information set forth in the section of the Offering Memorandum under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “3. Purposes of the Offer” is incorporated herein by reference.

(b)                Use of Securities Acquired. The information set forth in the sections of the Offering Memorandum under the caption “The Offer” titled “6. Acceptance of options for exchange and issuance of RSUs” and “12. Status of options acquired by us in the Offer; accounting consequences of the Offer” is incorporated herein by reference.

(c)                 Plans. The information set forth in the section of the Offering Memorandum under the caption “The Offer” titled “3. Purposes of the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)                Source of Funds. The information set forth in the section of the Offering Memorandum under the caption “The Offer” titled “9. Source and amount of consideration; terms of RSUs” is incorporated herein by reference.

(b)                Conditions. The information set forth in the section of the Offering Memorandum under the caption “The Offer” titled “7. Conditions of the Offer” is incorporated herein by reference. There are no alternative financing arrangements or financing plans for the Option Exchange Program.

(c)                 Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)                Securities Ownership. The information set forth in the section of the Offering Memorandum under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)                Securities Transactions. The information set forth in the section of the Offering Memorandum under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)                Solicitations or Recommendations. Not applicable.

Item 10.	Financial Statements.

(a)                Financial Information. The information set forth in Schedule A to the Offering Memorandum and in the sections of the Offering Memorandum under the caption “The Offer” titled “10. Information concerning the Company,” “17. Additional information” and “18. Financial information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Securities and Exchange Commission on March 3, 2023, is incorporated herein by reference and can be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)                Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a)                Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the sections of the Offering Memorandum under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” and “13. Legal matters; regulatory approvals” is incorporated herein by reference.

(b)                Other Material Information. Not applicable.

Item 12(a).	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated May 1, 2023.
(a)(1)(B)	Form of Announcement Email to Eligible Holders.
(a)(1)(C)	Election Form.
(a)(1)(D)	Notice of Withdrawal of Election Form.
(a)(1)(E)	Form of Email Confirming Receipt of Election Form.
(a)(1)(F)	Form of Email Confirming Receipt of Notice of Withdrawal of Election Form.
(a)(1)(G)	Form of Reminder Email to Eligible Holders Regarding the Expiration of the Exchange Offer.
(a)(1)(H)	Form of Email to Eligible Holders Confirming Acceptance of Eligible Options.
(a)(1)(I)	Form of Email Notice Regarding Rejection of Options for Exchange.
(a)(1)(J)	Form of Expiration Notice Email.

Exhibit Number	Description
(a)(1)(K)	Employee Presentation.
(a)(1)(L)	Employee FAQS, incorporated herein by reference to pages 3 through 13 of Exhibit (a)(1)(A) to this Schedule TO.
(b)	Not applicable.
(d)(1)	2009 Employee, Director and Consultant Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form S-1 (File No. 333-218936) filed on June 23, 2017).
(d)(2)	Form of Stock Option Agreement under the 2009 Employee, Director and Consultant Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form S-1 (File No. 333-218936) filed on June 23, 2017).
(d)(3)	2017 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 001-38150) filed on June 26, 2020).
(d)(4)	Form of Incentive Stock Option Agreement under 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registrant’s registration statement on Form S-1/A (File No. 333-218936) filed on July 10, 2017).
(d)(5)	Forms of Non-Qualified Option Agreement under 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Registrant’s registration statement on Form S-1/A (File No. 333-218936) filed on July 10, 2017).
(d)(6)	Form of Non-Employee Director Restricted Stock Unit Award under 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s quarterly report on Form 10-Q (File No. 001-38150) filed on May 7, 2020).
(d)(7)	Form of Non-Employee Director Deferred Restricted Stock Unit Award under 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s quarterly report on Form 10-Q (File No. 001-38150) filed on May 7, 2020).
(d)(8)	Form of Employee Restricted Stock Unit Award under 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s quarterly report on Form 10-Q (File No. 001-38150) filed on August 6, 2020).
(d)(9)	Inducement Stock Option Agreement by and between the Registrant and Eric L. Trachtenberg (incorporated by reference to Exhibit 10.2 to the Registrant’s quarterly report on Form 10-Q (File No. 001-38150) filed on August 9, 2018).
(d)(10)	Form of Inducement Stock Option Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s quarterly report on Form 10-Q (File No. 001-38150) filed on November 8, 2018).
(g)	Not applicable.
(h)	Not applicable.

Item 12(b). Filing Fees

107*	Filing Fee Table.

* Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KALA PHARMACEUTICALS, INC.

By:	/s/ Eric L. Trachtenberg
	Name:	Eric L. Trachtenberg
	Title:	General Counsel, Chief Compliance Officer and Corporate Secretary

Date:	May 1, 2023